Exhibit 3.1

Execution Copy

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS OF

SERIES A CONVERTIBLE PREFERRED STOCK,

PAR VALUE $0.001 PER SHARE,

OF

21st CENTURY ONCOLOGY HOLDINGS, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board (the “Board”) of 21st Century Oncology Holdings, Inc., a Delaware corporation (hereinafter called the “Company”), with the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, having been fixed by the Board pursuant to authority granted to it under the Company’s Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware

RESOLVED:  That, pursuant to authority conferred upon the Board by the Certificate of Incorporation of the Company, the Board hereby authorizes the issuance of 3,500,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company and hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Certificate of Incorporation of the Company, as follows:

Section 1.                                           Designation.  The shares of such series shall be designated “Series A Convertible Preferred Stock,” and the number of shares constituting such series shall be 3,500,000 (the “Series A Convertible Preferred Stock”).  The number of shares of Series A Convertible Preferred Stock may be increased or decreased by resolution of the Board and the approval by the Majority Holders, voting as a separate class; provided that no decrease shall reduce the number of shares of Series A Convertible Preferred Stock to a number less than the number of shares of such series then outstanding.

Section 2.                                           Currency.  All Series A Convertible Preferred Stock shall be denominated in United States currency, and all payments and distributions thereon or with respect thereto shall be made in United States currency.  All references herein to “$” or “dollars” refer to United States currency.

Section 3.                                           Ranking.

(a)                                 The Series A Convertible Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to each other class or series of shares of the Company that the Company has issued or may issue in the future the terms of which do not expressly provide that such class or series ranks equally with, or senior to, the Series A Convertible Preferred Stock with respect to dividend rights and/or rights upon liquidation, winding up or dissolution, including, without limitation, the common stock of the Company, par value $0.01 per share (the “Common Stock”) (such junior stock being referred to hereinafter collectively as “Junior Stock”).

(b)                                 The Series A Convertible Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank equally with each other class or series of shares of the Company that the Company may issue in the future the terms of which expressly provide that such class or series shall rank equally with the Series A Convertible Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution (“Parity Stock”).

(c)                                  The Series A Convertible Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank junior to each other class or series of shares of the Company that the Company may issue in the future the terms of which expressly provide that such class or series shall rank senior to the Series A Convertible Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution (“Senior Stock”).  The Series A Convertible Preferred Stock shall also rank junior to the Company’s existing and future indebtedness.

Section 4.                                           Dividends.

(a)                                 The holders of Series A Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds legally available therefor, dividends per share of Series A Convertible Preferred Stock of an amount equal to a percentage, which shall equal the Dividend Rate then in effect, per annum on the Stated Value (as herein defined) of each share of such Series A Convertible Preferred Stock then in effect, before any dividends shall be declared, set apart for or paid upon the Junior Stock (the “Regular Dividends”).  For purposes hereof, the term “Stated Value” shall mean, as of any given time, the sum of (i) $1,000.00 per share of Series A Convertible Preferred Stock (as appropriately adjusted for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event affecting the Series A Convertible Preferred Stock) plus (ii) the sum of all accumulated and unpaid Regular Dividends (including dividends in respect of any stub period in process as of such time).

(b)                                 When and if declared, Regular Dividends shall be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (unless any such day is not a Business Day, in which event such Regular Dividends shall be payable on the next succeeding Business Day, without accrual to the actual payment date), commencing on

January 1, 2015 (each such payment date (whether or not Regular Dividends are declared) being a “Regular Dividend Payment Date,” and the period from the date of issuance of the Series A Convertible Preferred Stock to the first Regular Dividend Payment Date and each such quarterly period thereafter being a “Regular Dividend Period”).  The amount of Regular Dividends payable on the Series A Convertible Preferred Stock for any period shall be computed on the basis of a 360-day year and the actual number of days elapsed.

(c)                                  Regular Dividends, whether or not declared, shall begin to accrue and be cumulative from the applicable Issue Date and shall compound at the relevant rate on each subsequent Regular Dividend Payment Date (i.e., no Regular Dividends shall accrue on another Regular Dividend unless and until any Regular Dividend Payment Date for such other Regular Dividends has passed, at which time Regular Dividends will begin to accrue on such other Regular Dividends).  For the avoidance of doubt, dividends shall accumulate whether or not in any Regular Dividend Period there have been funds of the Company legally available for the payment of such dividends.

(d)                                 Except as otherwise provided herein, if at any time the Company pays less than the total amount of Regular Dividends then accumulated with respect to the Series A Convertible Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the Stated Value on all shares of Series A Convertible Preferred Stock held by each such holder.  When Regular Dividends are not paid in full upon the shares of Series A Convertible Preferred Stock, all Regular Dividends declared on Series A Convertible Preferred Stock and any other Parity Stock shall be paid pro rata so that the amount of Regular Dividends so declared on the shares of Series A Convertible Preferred Stock and each such other class or series of Parity Stock shall in all cases bear to each other the same ratio as accumulated Regular Dividends (for the full amount of dividends that would be payable for the most recently payable dividend period if dividends were declared in full on non-cumulative Parity Stock) on the shares of Series A Convertible Preferred Stock and such other class or series of Parity Stock bear to each other.

(e)                                  When and if declared, the Regular Dividends shall be paid by issuing a number of fully paid and nonassessable shares of Series A Convertible Preferred Stock equal to the number of such shares (including fractional shares) that have an aggregate Stated Value equal to the amount of such Regular Dividend, provided that, from and after the later of (x) the third anniversary of the Original Issue Date and (y) the repayment of all amounts outstanding in respect of the Subordinated Notes, Regular Dividends shall be paid in cash upon the election of the Majority Holders by written notice to the Company.

(f)                                   Each Dividend shall be payable to the holders of record of shares of Series A Convertible Preferred Stock as they appear on the stock records of the Company at the Close of Business on such record date, which shall be 10 days preceding the applicable Regular Dividend Payment Date.

(g)                                  From and after the time, if any, that the Company shall have failed to pay all accumulated and unpaid Regular Dividends for all prior Regular Dividend Periods in accordance with this Section 4, no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior Stock, nor shall any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Stock) by the Company, directly or indirectly until all such Regular Dividends have been paid in full without the consent of the Majority Holders; provided, however, that the foregoing limitation shall not apply to:

(1)                                 an exchange, redemption, reclassification or conversion of any class or series of Junior Stock for any class or series of Junior Stock; or

(2)                                 any dividend in the form of stock, warrants, options or other rights where the dividended stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock.

Section 5.                                           Liquidation, Dissolution or Winding Up.

(a)                                 Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (each, a “Liquidation”), after satisfaction of all liabilities and obligations to creditors of the Company and before any distribution or payment shall be made to holders of any Junior Stock, each holder of Series A Convertible Preferred Stock shall be entitled to receive, out of the assets of the Company or proceeds thereof (whether capital or surplus) legally available therefor, an amount per share of Series A Convertible Preferred Stock equal to the Stated Value per share as of the date of Liquidation (the “Liquidation Preference”).  Holders of Series A Convertible Preferred Stock will not be entitled to any other amounts from the Company after they have received the full amounts provided for in this Section 5(a) and will have no right or claim to any of the Company’s remaining assets.

(b)                                 If, in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds thereof are not sufficient to pay in full the Liquidation Preference payable on the Series A Convertible Preferred Stock and the corresponding amounts payable on the Parity Stock, then such assets, or the proceeds thereof, shall be paid pro rata in accordance with the full respective amounts which would be payable on such shares if all amounts payable thereon were paid in full.

(c)                                  For purposes of this Section 5, the merger or consolidation of the Company with or into any other corporation or other entity, or the sale, conveyance, lease or other disposition of all or substantially all of the assets of the Company, shall not constitute a liquidation, dissolution or winding up of the Company.

Section 6.                                           Voting Rights; Approval Rights.

(a)                                 The Majority Holders shall have the right to appoint:  (i) two directors to the Board and (ii) at least one member to each of the Company’s key management committees, including, without limitation, any compensation committee, any audit committee and the executive committee (which executive committee, the “Executive Committee”, shall have three members, one selected by the Majority Holders, one selected by Vestar (as defined in the 2014 Subscription Agreement) and the Chief Executive Officer of the Company, and which shall have the full authority, to the extent permitted under applicable law, to take and authorize actions that would otherwise be in the jurisdiction of the Board, provided that such Executive Committee shall cease to exist from and after a Default Event or following a Qualified IPO or Qualified Merger).

(b)                                 The Company shall also ensure that the Majority Holders have rights of representation on the Board or managers, as applicable, of any Subsidiary of the Company that are at least equivalent to any such rights held by any other investor in Parent or the Company.

(c)                                  From and after the later of (i) any Default Event and (ii) if applicable, the date when any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the grant of voting rights to the holders of shares of Series A Convertible Preferred Stock shall have expired or been terminated, the holders of the shares of Series A Convertible Preferred Stock shall be entitled to (i) vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) a number of votes per share of Series A Convertible Preferred Stock equal to the number of shares of Common Stock into which each such share of Series A Convertible Preferred Stock would then be convertible based upon the Converted Ownership Percentage; provided that, with respect to any vote relating to the election or removal of directors, the votes of any shares of Series A Convertible Preferred Stock held by CPPIB or any of its Affiliates shall be limited to 29% of the total votes which may be cast for the election or removal of such directors; provided, further, that such limitation shall automatically and immediately, with no further action on the part of the Company or any other Person, terminate and be of no further force and effect upon the transfer of such shares of Series A Convertible Preferred Stock by CPPIB (or any of its Affiliates) to a person that is not an Affiliate of CPPIB and (iii) notice of all stockholders’ meetings (or pursuant to any action by written consent) in accordance with the Company’s Certificate of Incorporation and Bylaws as if the holders of Series A Convertible Preferred Stock were holders of Common Stock.  The obligations under the Subscription Agreements of the Company to make filings under the HSR Act and to make other required governmental filings are hereby incorporated as a substantive obligation in this Certificate of Designations, exercisable hereunder by notice from the Majority Holders;

(d)                                 For so long as any shares of Series A Convertible Preferred Stock remain outstanding, the Company shall not, and shall not permit any direct or indirect Subsidiary of the Company to, take or commit to take any of the following actions (including by means of merger, consolidation, reorganization, recapitalization or otherwise) without the prior written consent of the Majority Holders:

(1)                                 altering or changing the powers, rights or preferences of the Series A Convertible Preferred Stock; increasing or decreasing the number of authorized shares or the par value of the Series A Convertible Preferred Stock; reclassifying any Junior Stock or Parity Stock into Senior Stock; authorizing, creating or issuing any class or series of Senior Stock or Parity Stock, or any securities directly or indirectly convertible into or exchangeable for any Senior Stock; or amending or repealing any provision of, or adding any provision to, the Company’s Certificate of Incorporation or By-Laws in a manner that could reasonably be expected to affect adversely the powers, rights or preferences of the Series A Convertible Preferred Stock; or

(2)                                 the Company or any of its Subsidiaries entering into any other line of business other than businesses substantially similar or related to the Company’s and its Subsidiaries’ existing businesses on the date hereof; or

(3)                                 any action resulting or reasonably likely to result in Parent, the Company or any of its Subsidiaries ceasing to be duly organized, validly existing and in good standing under the applicable laws of its jurisdiction of incorporation, including, without limitation, any voluntary initiation of any liquidation, dissolution or winding up of the Company or any of its Subsidiaries or commencement of a proceeding for bankruptcy, insolvency, receivership or similar action with respect to any of the foregoing; or

(4)                                 entering into any Related Party Transaction or amending or renewing any agreement related to any Related Party Transaction or waiving any of the Company’s or any of its Subsidiaries’ rights under any such agreement; or

(5)                                 any issuance of equity securities or entering into any agreement (or granting of any right capable of becoming an agreement) to issue any equity interests in the Company or any of its Subsidiaries (including, without limitation, the issuance of warrants, options or similar rights or instruments convertible into or exchangeable for such equity interests), other than pursuant to rights or agreements existing as of the date hereof disclosed pursuant to the Subscription Agreements; or

(6)                                 any declaration or payment of any cash dividend or cash distribution to any holder of equity securities of the Company or any of its Subsidiaries (other than any declaration or payment of any cash dividend or cash distribution to the Company by any of its wholly owned Subsidiaries); or

(7)                                 prior to (i) a Qualified IPO, (ii) a Qualified Merger or (iii) the refinancing of the existing Indebtedness of the Company and its Subsidiaries in form and substance satisfactory to the Majority Holders (it being understood for the avoidance of doubt that the use of proceeds contemplated by the Subscription Agreements shall not constitute such a required refinancing), (a) any acquisition by the Company or any of its Subsidiaries, of equity interests in another Person, (b) any acquisition by the Company or any of its Subsidiaries of assets constituting all or substantially all of the business (or a line of business or business unit) of any Person (any transaction described in clause (a) or this clause (b) of this Section 6(d)(7), whether by merger, amalgamation, other business combination or otherwise, an “Acquisition”) or (c) participation by the Company or any of its Subsidiaries in any joint venture or strategic alliance, if, in each case, after giving effect to such transaction, the aggregate of all amounts invested and all Indebtedness incurred by the Company and its Subsidiaries in connection with such transactions (together with any amounts invested or Indebtedness incurred by Parent in connection with transactions of any type described in clauses (a) through (c), and less amounts funded by amounts drawn under existing debt facilities in accordance with the limitations set forth herein) is greater than $2,000,000; or

(8)                                 any Acquisition (x) with an aggregate value greater than $150,000,000, or (y) that would, or could through circumstances outside CPPIB’s control, result in CPPIB not being in compliance with the 30% Rule; or

(9)                                 any sale, transfer, license or pledge of assets by the Company or any of its subsidiaries having a fair market value equal to or greater than $2,000,000 in any single transaction or series of related transactions or, together with the fair market value of any such sale, transfer, license or pledge of assets by Parent, $10,000,000 in aggregate, in each case other than (i) in the ordinary course of business, (ii) pledges required by creditors in connection with the incurrence of Indebtedness otherwise permitted hereunder or (iii) any sale, transfer, license or pledge from any subsidiary of Parent to the Company or any of Parent’s other direct or indirect wholly owned subsidiaries; or

(10)                          any sale, transfer, license or pledge of any securities of the Company; or

(11)                          any incurrence or refinancing of Indebtedness or incurrence of liens with respect thereto by the Company or any of its subsidiaries to the extent that, immediately after giving effect to such incurrence, the ratio of the Consolidated Total Debt to Consolidated EBITDA for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would not be less than a ratio of 6.5-to-1 on a pro forma basis after giving effect to such incurrence and the use of the proceeds therefrom; or

(12)                          any amendments, extensions or waivers to the terms of Subordinated Notes or other amendments, extensions or waivers to the terms of other indebtedness that would reasonably be expected to be material to the rights associated with the Series A Convertible Preferred Stock; or

(13)                          the conduct of any business or incurrence of any material liability or material obligation by the Company (other than any liability or obligation resulting solely from the corporate existence of the Company, its status as a guarantor of indebtedness of its subsidiaries or otherwise supporting its subsidiaries obligations to creditors, in connection with filings with the Securities and Exchange Commission, or as otherwise permitted hereunder); or

(14)                          removal and appointment of the Chief Executive Officer and the Chief Financial Officer of the Company or Opco; or

(15)                          setting or any material change in the compensation for any officer or other key employee of the Company or Opco, or entering into or amending any employment or severance agreement with any officer or other key employee of the Company or Opco; or

(16)                          establishment of or amendment to any employee benefit or welfare plan of the Company or Opco or the establishment of, or amendment to, any material terms of, any management incentive or equity plan, or other similar plan or program, of the Company or Opco; or

(17)                          any Sale of the Company (as defined in the Securityholders’ Agreement), Qualified Merger or public offering of securities of the Company or any of its Subsidiaries; or

(18)                          adoption of the annual capital expenditure budget (and individual budget for acquisitions in such year) approved by the board of directors of the Company or board of directors of Opco (or, in each case, the committee thereof with authority to approve such budget), any material changes to such annual capital expenditure budgets (and individual budgets for acquisitions in such year), and any deviations from any such capital expenditure budget or individual budget by more than $5 million; or

(19)                          any action resulting in Opco ceasing to be a direct, wholly owned subsidiary of the Company; or

(20)                          any capital contribution or other funding of the New York Proton Center Project; or

(21)                          changing the size or composition of the board of directors or board of managers of the Company or any of its subsidiaries (except as expressly permitted by the Securityholders Agreement).

Section 7.                                           Conversion.

(a)                                 Mandatory Conversion by the Company.

(1)                                 Subject to Section 7(a)(3) and Section 7(a)(4), upon the occurrence of (i) a Qualified IPO (or, with the consent of the Majority Holders, another initial public offering of Common Stock), (ii) a Qualified Merger or (iii) Redemption Option (the date of such occurrence, the “Mandatory Conversion Trigger Date”), the shares of Series A Convertible Preferred Stock shall be converted into a number of shares of Common Stock equal to the sum of (a) the aggregate Stated Value of the shares of Series A Convertible Preferred Stock to be converted divided by the Conversion Price then in effect, plus (b) cash in lieu of fractional shares, as set out in Section 7(b), out of funds legally available therefor (“Mandatory Conversion”).  The Company shall provide notice of the anticipated Mandatory Conversion Trigger Date 30 days prior to such date.

(2)                                 In connection with a Mandatory Conversion triggered by a Qualified IPO or Qualified Merger, the holders of the Series A Convertible Preferred Stock immediately prior to such Mandatory Conversion shall receive, in addition to the shares of Common Stock, rights that are at least equivalent to (a) in the case of a Qualified IPO, the rights held by any equityholder of Parent or the Company that survive or such Qualified IPO or are granted pursuant to any agreement entered into between such equityholder and Parent or the Company in connection with such Qualified IPO or (b) in the case of a Qualified Merger the rights held by any equityholder of Parent or the Company pursuant to any agreement entered into with the acquirer in connection with such Qualified Merger.

(3)                                 In connection with any Mandatory Conversion, if the Series A Convertible Preferred Stock upon such conversion would represent more than 29% of the issued and outstanding Common Stock, the Majority Holders shall have the right, exercisable by notice to the Company to elect that the Series A Convertible Preferred Stock in excess of such 29% amount shall not be converted into Common Stock but shall instead be exchanged for shares of a newly issued series of preferred stock of the Company with an aggregate economic value equivalent to the aggregate economic value of such remaining shares (the “29%  Option”).  The shares of such newly issued series of preferred stock shall (A) be mandatorily convertible to Common Stock upon the fifteenth anniversary of their issuance (pursuant to the procedures contained herein for a conversion triggered by Redemption Option except that the date of Redemption Option shall be the fifteenth anniversary of their issuance), (B) receive dividends at a rate of 12% per annum (to be paid in shares of such series), (C) be redeemable by the Company at any time at 100% of their Stated Value and (D) otherwise have rights substantially similar to the rights of holders of Series A Convertible Preferred Stock set forth in Sections 3, 4, 5, 9 and 10 of this Certificate of Designations.

(4)                                 If, in connection with any Mandatory Conversion, the Majority Holders do not exercise the 29% Option, and, as of the related record date, the Series A Convertible Preferred Stock held by CPPIB would, upon such conversion, represent more than 29% of the issued and outstanding Common Stock, then the conversion of shares as provided in Section 7(a)(1) shall be delayed pending the prompt amendment of the Company’s Certificate of Incorporation to create a new class of common stock of the Company (the “Class B Common Stock”).  The Class B Common Stock shall have rights that are identical in all respects to the rights of the Common Stock, except that shares of Class B Common Stock shall have no voting rights with respect to any vote relating to the election or removal of directors; provided that such limitation on the voting rights of shares of Class B Common Stock shall automatically and immediately, with no further action on the part of the Company or any other Person, terminate and be of no further force and effect upon the transfer of such shares by CPPIB (or any of its Affiliates) to a person that is not an Affiliate of CPPIB.  Immediately following the effectiveness of such amendment, the Series A Convertible Preferred Stock held by CPPIB in excess of the 29% amount described herein shall be converted into shares of Class B Common Stock and, simultaneously with such conversion, all of the remaining shares of Series A Convertible Preferred Stock will be converted as provided in Section 7(a)(1).

(b)                                 Fractional Shares.  No fractional shares of Common Stock will be delivered to the holders of Series A Convertible Preferred Stock upon conversion.  In lieu of fractional shares otherwise issuable, holders of Series A Convertible Preferred Stock will be entitled to receive an amount in cash equal to the fraction of a share of Common Stock, multiplied by the Closing Price of the Common Stock on the Trading Day immediately preceding the applicable Conversion Date.  In order to determine whether the number of shares of Common Stock to be delivered to a holder of Series A

Convertible Preferred Stock upon the conversion of such holder’s shares of Series A Convertible Preferred Stock will include a fractional share (in lieu of which cash would be paid hereunder), such determination shall be based on the aggregate number of shares of Series A Convertible Preferred Stock of such holder that are being converted on any single Conversion Date.

(c)                                  Conversion Price.  The “Conversion Price” means

(1)                                 if the conversion was triggered by a Qualified IPO, the IPO Price;

(2)                                 if the conversion was triggered by a Qualified Merger, the Merger Price; or

(3)                                 if the conversion was triggered by Redemption Option, the Redemption Option Price.

(d)                                 Conversion Procedures.  A holder must do each of the following in order to convert its shares of Series A Convertible Preferred Stock pursuant to this Section 7:

(1)                                 complete and manually sign the conversion notice provided by the conversion Agent, and deliver such notice to the Company;

(2)                                 deliver to the Company the certificate or certificates representing the shares of Series A Convertible Preferred Stock to be converted (or, if such certificate or certificates have been lost, stolen or destroyed, a lost certificate affidavit and indemnity in form and substance reasonably acceptable to the Company); and

(3)                                 if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 7(h).

The “Conversion Date” means the date on which a holder complies in all respects with the procedures set forth in this Section 7(d).

(e)                                  Cooperation; Effect of Conversion.  Following notice of a Mandatory Conversion, the holder of shares of Series A Convertible Preferred Stock shall take all actions necessary to complete the conversion procedures set forth in Section 7(d) as promptly as practicable and to otherwise cooperate with the Company under the terms hereof, without waiving any rights hereunder, to effect the Mandatory Conversion.  Effective immediately prior to the Close of Business on the Conversion Date applicable to any shares of Series A Convertible Preferred Stock, dividends shall no longer accrue or be declared on any such shares of Series A Convertible Preferred Stock and such shares of Series A Convertible Preferred Stock shall cease to be outstanding.

(f)                                   Record Holder of Underlying Securities as of Conversion Date.  The Person or Persons entitled to receive the Common Stock and, to the extent applicable, cash, issuable upon conversion of Series A Convertible Preferred Stock on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or cash as of the Close of Business on such Conversion Date.  As promptly as practicable on or after the Conversion Date and compliance by the applicable holder with the relevant conversion procedures contained in Section 7(d) (and in any event no later than three Trading Days thereafter), the Company shall issue the number of whole shares of Common Stock issuable upon conversion (and deliver payment of cash in lieu of fractional shares).  Such delivery of shares of Common Stock and, if applicable, cash shall be made, at the option of the applicable holder, in certificated form or by book-entry.  Any such certificate or certificates shall be delivered by the Company to the appropriate holder on a book-entry basis or by mailing certificates evidencing the shares to the holders at their respective addresses as set forth in the conversion notice.  In the event that a holder shall not by written notice designate the name in which shares of Common Stock and, to the extent applicable, cash to be delivered upon conversion of shares of Series A Convertible Preferred Stock should be registered or paid, or the manner in which such shares and, if applicable, cash should be delivered, the Company shall be entitled to register and deliver such shares and, if applicable, cash in the name of the holder and in the manner shown on the records of the Company.

(g)                                  Status of Converted Shares.  Shares of Series A Convertible Preferred Stock duly converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be retired promptly after the acquisition thereof.  All such shares shall upon their retirement and any filing required by the Delaware General Corporation Law become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Certificate of Incorporation.

(h)                                 Taxes.  (1) The Company shall be entitled to withhold taxes on all payments on the Series A Convertible Preferred Stock or Common Stock or other securities issued upon conversion of the Series A Convertible Preferred Stock to the extent required by law (as determined in the good faith discretion of the Company).  Prior to the date of any such payment, each holder of Series A Convertible Preferred Stock shall deliver to the Company a duly executed, valid, accurate and properly completed Internal Revenue Service Form W-9 or an appropriate Internal Revenue Service Form W-8, as applicable.

(1)                                 Notwithstanding Section 7(h)(1) above, if the Company shall be so required by law to withhold US Tax from any distribution or other payment made to any holder of the Series A Convertible Preferred Stock, then, to the extent such Tax is an Indemnified Tax, the amount of such distribution payable by the

Company shall be increased as necessary so that, after any such required withholding has been made (including such withholding applicable to additional amounts payable under this Section 7(h)(2)), such holder shall receive an amount equal to the sum it would have received had no such withholding been made.  For this purpose an “Indemnified Tax” shall mean a US federal or state withholding tax imposed on a distribution or other payment made by the Company to a holder of Series A Convertible Preferred Stock, other than (i) any Tax that is attributable to such holder no longer qualifying as a foreign government within the meaning of Section 892 of the Code or as an organization described in paragraph 1, 2 or 3 of Article XXI of the U.S.-Canada tax treaty (without regard to paragraph 4 thereof), (ii) any Tax that is attributable to a change in law occurring after the date of the adoption of this Certificate of Designations or (iii) any Tax imposed under Sections 1471 through 1474 of the Code.

(2)                                 The Company shall pay any and all documentary, stamp and similar issue or transfer tax due on (x) the issue of the Series A Convertible Preferred Stock and (y) the issue of shares of Common Stock upon conversion of the Series A Convertible Preferred Stock.  However, in the case of conversion of Series A Convertible Preferred Stock, the Company shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or Series A Convertible Preferred Stock in a name other than that of the holder of the shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax or duty, or has established to the satisfaction of the Company that such tax or duty has been paid.

(i)                                     Appraisal.  The following procedures shall apply for establishing the Redemption Option Price.  As of the 30th day prior to the Redemption Option date (if it has not already occurred), the Majority Holders shall have the right to designate (subject to the approval of the Company, not to be unreasonably withheld or delayed on the first three firms proposed by the Majority Holders) an independent nationally recognized valuation firm (the “Valuation Firm”) to determine the total equity value of the Company as of such date, and, based on such calculated total equity value, a proposed applicable Conversion Price (each a “Proposed Price”), and the Parties shall jointly instruct the Valuation Firm to determine the total equity value of the Company and, based on the total equity value, the price per share of the Common Stock, within 10 Business Days of such submission.  Each party shall be entitled to submit to the Valuation Firm together with its Proposed Price written information for the Valuation Firm’s use in making such determination and, promptly upon request, shall provide to the Valuation Firm such additional information as the Valuation Firm shall reasonably request as useful in making its determination.  Based on the information provided by the Parties, the Valuation Firm shall determine the price per share of the Common Stock as instructed and shall then select the Proposed Price which is closest thereto, without considering whether such

Proposed Price is higher or lower than the price per share determined by the Valuation Firm.  The Proposed Price selected by the Valuation Firm shall be the “Redemption Option Price” for purposes of this Certificate of Designations.  The decision of the Valuation Firm shall be final and binding on the parties.  The party whose Proposed Price was not selected by the Valuation Firm shall pay the Valuation Firm’s fees.

Section 8.                                           Repurchase.

(a)                                 Upon the occurrence of (i) a Change of Control or (ii) a Default Event (each, a “Repurchase Event”), each holder of shares of Series A Convertible Preferred Stock shall have the right to require the Company to repurchase, by written notice to the Company, all or any portion of such holder’s shares of Series A Convertible Preferred Stock (the “Repurchase Option”) at a purchase price per share, payable in cash to the account designated by such holder, equal to 105% multiplied by the Stated Value per share of the Series A Convertible Preferred Stock.

(b)                                 Within 30 days of the occurrence of a Repurchase Event, the Company shall send notice by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A Convertible Preferred Stock at their respective last addresses appearing on the books of the Company stating (1) that a Repurchase Event has occurred, (2) that all shares of Series A Convertible Preferred Stock tendered prior to a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed shall be accepted for repurchase and (3) the procedures that holders of the Series A Convertible Preferred Stock must follow in order for their shares of Series A Convertible Preferred Stock to be repurchased, including the place or places where certificates for such shares are to be surrendered for payment of the repurchase price. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Convertible Preferred Stock designated for repurchase shall not affect the validity of the proceedings for the repurchase of any other shares of Series A Convertible Preferred Stock.

(c)                                  Without limiting the rights of holders of shares of Series A Convertible Preferred Stock following any failure to repurchase all shares of Series A Convertible Preferred Stock under a Repurchase Option (whether such failure is due to limitations under applicable law or otherwise), the Majority Holders shall have the right, upon notice to the Company to require the Company to exchange the shares of Series A Convertible Preferred Stock designated by the Majority Holders to be exchanged for an unsecured promissory note in a principal amount equal to the accreted Stated Value of such shares as of such time and otherwise containing economic and other substantive terms identical to the Series A Convertible Preferred Stock (other than those that would apply as a legal matter in the case of a debt instrument rather than an equity instrument).

Section 9.                                           Reservation of Shares.  The Company shall at all times when the Series A Convertible Preferred Stock shall be outstanding reserve and keep available, free from preemptive rights, for issuance upon the conversion of Series A Convertible Preferred Stock, such number of its authorized but unissued Common Stock as will from time to time be sufficient to permit the conversion of all outstanding Series A Convertible Preferred Stock.  Prior to the delivery of any securities which the Company shall be obligated to deliver upon conversion of the Series A Convertible Preferred Stock, the Company shall comply with all applicable laws and regulations which require action to be taken by the Company.

Section 10.                                    Notices.  Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to or at the Close of Business on a Business Day and electronic confirmation of receipt is received by the sender, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than the Close of Business on any Business Day, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.  The addresses for such communications shall be:  (i) if to the Company, attention:  Chief Executive Officer and General Counsel, or (ii) if to a holder of Series A Convertible Preferred Stock, to the address or facsimile number appearing on the Company’s stockholder records or such other address or facsimile number as such holder may provide to the Company in accordance with this Section 10.

Section 11.                                    Certain Definitions.  As used in this Certificate of Designations, the following terms shall have the following meanings, unless the context otherwise requires:

“2014 Subscription Agreement” shall mean the Subscription Agreement, dated as of September 26, 2014, between the Company and CPPIB.

“2016 Subscription Agreement” shall mean the Subscription Agreement, dated as of September 9, 2016, between the Company and CPPIB.

“29% Option” shall have the meaning ascribed to it in Section 7(a).

“Acquisition” shall have the meaning ascribed to it in Section 6(d).

“Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person, it being understood, for the avoidance of doubt, that any officer or director of any Person and his or her family members and their respective Affiliates shall be deemed Affiliates of such Person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

“Board” shall have the meaning ascribed to it in the recitals.

“Business Day” shall mean a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York, New York generally are authorized or obligated by law, regulation or executive order to close.

“Capital Stock” shall mean any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by the Company.

“Certificate of Designations” shall mean this Amended and Restated Certificate of Designations relating to the Series A Convertible Preferred Stock, as it may be amended from time to time.

“Change of Control” shall mean any transfer, other than in connection with a Qualified IPO, Qualified Merger or a transfer to or from the Canada Pension Plan Investment Board or any of its Affiliates, of (i) a direct or indirect economic interest in Parent, the Company or Opco equivalent, in the aggregate, to 30% or more of the aggregate economic interest in Parent, the Company or Opco represented by the total issued and outstanding equity securities of Parent, the Company or Opco or (ii) a direct or indirect voting interest in Parent, the Company or Opco equivalent, in the aggregate, to 30% or more of the aggregate voting power represented by the issued and outstanding equity securities of Parent, the Company or Opco, in each case regardless of whether such transfer occurs in a single transaction or a series of related transaction and regardless of whether such interest is transferred to a single transferee or to multiple transferees.

“Class B Common Stock” shall have the meaning ascribed to it in Section 7(a).

“Close of Business” shall mean 5:00 p.m., New York City time, on any Business Day.

“Closing Price” shall means the price per share of the final trade of the Common Stock on the applicable Trading Day on the principal national securities exchange on which the Common Stock is listed or admitted to trading.

“CPPIB” means the Canada Pension Plan Investment Board established under the Canada Pension Plan Investment Board Act, S.C. 1997, c. 40.

“Common Stock” shall have the meaning ascribed to it in Section 3.

“Company” shall have the meaning ascribed to it in the recitals.

“Consolidated EBITDA” shall have meaning ascribed to it in the Credit Agreement as of the date hereof, or, to the extent the Credit Agreement is replaced by a new debt facility approved by the Majority Holders, the meaning ascribed to the equivalent term in the agreement governing such replacement facility.

“Consolidated Total Debt” shall have the meaning ascribed to it in the Credit Agreement as of the date hereof, or, to the extent the Credit Agreement is replaced by a new debt facility approved by the Majority Holders, the meaning ascribed to the equivalent term in the agreement governing such replacement facility.

“Conversion Price” shall have the meaning ascribed to it in Section 7(c).

“Converted Ownership Percentage” means, on any date of determination, the percentage of the total number of then outstanding Common Shares into which the aggregate number of issued and outstanding Series A Convertible Preferred Stock would be converted if a Mandatory Conversion upon Redemption Option pursuant to Section 7(a) were assumed to occur on such date of determination and assuming that the 29% Option were not exercised and disregarding clause 7(a)(4) for purposes of the calculation.

“Credit Agreement” means that certain credit agreement, dated as of April 30, 2015, among 21st Century Oncology, Inc., a Florida corporation, 21st Century Oncology Holdings, Inc., a Delaware corporation, the institutions from time to time party thereto as lenders, Morgan Stanley Senior Funding, Inc., as administrative agent and the other agents and arrangers named therein (as amended, supplemented or otherwise modified prior to the date hereof)

“Default Event” shall mean the occurrence of any of the following events on or after September 9, 2016:  (i) failure of the Company to make when due and in full any cash payment it is obligated to make pursuant to this Certificate of Designations, (ii) a breach of any other obligation of the Company under this Certificate of Designations that remains uncured after 45 days, and (iii) (a) failure of Parent, the Company or any of its Subsidiaries to pay when due any principal of or interest on or any other amount payable in respect of any item of Indebtedness with principal of $5 million or more beyond the grace period, if any, provided therefor; or (b) breach or default by Parent, the Company or any of its Subsidiaries with respect to any other material term of (1) any item(s) of Indebtedness referred to in clause (a) above, or (2) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness, in each case beyond the grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders) to cause, that Indebtedness to become or be declared due and payable (or subject to a compulsory repurchase or redemption) or to require the prepayment, redemption, repurchase or defeasance of, or to cause Parent, the Company or any of its Subsidiaries to make any offer to prepay, redeem, repurchase or defease such Indebtedness, prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be.

“Default Rate” shall mean 26.00%.

“Dividend” shall have the meaning ascribed to it in Section 4(a).

“Dividend Rate” shall mean during each of the periods set forth in the table below the corresponding percentage rate:

Months from Original Issue Date	Percentage Rate
0-12	9.875%
13-18	12.00%
More than 18 months from the Original Issue Date	14.00%
From and after July 17, 2016	16.00%

provided that from and after any Default Event, the Dividend Rate shall equal the Default Rate.

“Dividend Payment Date” shall have the meaning ascribed to it in Section 4(b).

“HSR Act” shall have the meaning ascribed to it in Section 6(c).

“Indebtedness” shall have the meaning ascribed to it in the Credit Agreement as of the date hereof, or, to the extent the Credit Agreement is replaced by a new debt facility approved by the Majority Holders, the meaning ascribed to the equivalent term in the agreement governing such replacement facility.

“IPO Price” shall mean the offering price of a share of Common Stock in a Qualified IPO.

“Issue Date” shall mean:  (i) with respect to Series A Convertible Preferred Stock issued on September 26, 2014, September 26, 2014 (the “Original Issue Date”) and (ii) with respect to Series A Convertible Preferred Stock issued thereafter, September 9, 2016.

“Junior Stock” shall have the meaning ascribed to it in Section 3.

“Liquidation” shall have the meaning ascribed to it in Section 5(a).

“Liquidation Preference” shall have the meaning ascribed to it in Section 5(a).

“Majority Holders” shall mean holders of Series A Convertible Preferred Stock representing at least a majority of the then-issued and outstanding shares of Series A Convertible Preferred Stock.

“Mandatory Conversion” shall have the meaning ascribed to it in Section 7(a).

“Mandatory Conversion Trigger Date” shall have the meaning ascribed to it in Section 7(a).

“Merger Price” shall mean the per share price of the Common Stock payable in connection with a Qualified Merger.

“Opco” shall have the meaning ascribed to it in Section 6(d).

“Original Issue Date” shall have the meaning ascribed to it in the definition of “Issue Date”.

“Parent” shall mean 21st Century Oncology Investments, LLC.

“Parity Stock” shall have the meaning ascribed to it in Section 3.

“Person” shall mean any individual, company, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“Preferred Stock” shall mean any and all series of preferred stock of the Company, including the Series A Convertible Preferred Stock.

“Proposed Price” shall have the meaning ascribed to it in Section 7(i).

“Qualified Exchange” shall mean the New York Stock Exchange, the National Association of Securities Dealers Automated Quotations system or any other US peer national stock exchange hereafter instituted providing equivalent trading liquidity to investors.

“Qualified IPO” shall mean the listing of at least $250 million of Common Stock on a Qualified Exchange.

“Qualified Merger” shall mean a merger of the corporation with and into another party resulting in at least $500 million of public float of Common Stock on a Qualified Exchange.

“Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract, this Certificate of Designations or otherwise).

“Redemption Option” shall mean the date that is the tenth anniversary of the Original Issue Date or any date thereafter at the option of either party.

“Redemption Option Price” shall mean the per share price of the Common Stock determined pursuant to the procedure set forth in Section 7(i).

“Regular Dividend” shall have the meaning ascribed to it in Section 4(a).

“Regular Dividend Payment Date” shall have the meaning ascribed to it in Section 4(b).

“Regular Dividend Period” shall have the meaning ascribed to it in Section 4(b).

“Related Documents” shall mean, collectively, the “Transaction Agreements”, as defined in each of the Subscription Agreements.

“Related Party Transaction” shall mean any transaction between or among Parent, the Company or any of their respective Subsidiaries, on the one hand, and any Affiliate of any of the foregoing (including (x) for the avoidance of doubt, Vestar (as defined in the Securityholders Agreement), Dr. Daniel Dosoretz and Dr. Howard Sheridan, or any Affiliates of any of the foregoing and (y) the entry into any Related Real Property Lease (as defined in the Securityholders Agreement) (or any amendment or extension thereof) except pursuant to and in accordance with Section 5.3(b) of the 2016 Subscription Agreement), on the other hand.

“Repurchase Event” shall have the meaning ascribed to it in Section 8(a).

“Repurchase Option” shall have the meaning ascribed to it in Section 8(a).

“Securityholders Agreement” shall mean the Third Amended and Restated Securityholders Agreement, dated as of September 9, 2016, among the Company and the other parties thereto.

“Senior Stock” shall have the meaning ascribed to it in Section 3.

“Series A Convertible Preferred Stock” shall have the meaning ascribed to it in Section 1.

“Stated Value” shall have the meaning ascribed to it in Section 4(a).

“Subordinated Notes” shall have the meaning ascribed to the term “Senior Subordinated Notes” in the Credit Agreement as of the date hereof.

“Subscription Agreements” shall mean, collectively, the 2014 Subscription Agreement and the 2016 Subscription Agreement.

“Subsidiary” means, with respect to any Person, any company or corporate entity for which such Person owns, directly or indirectly, an amount of the voting securities, other rights or interests including pursuant to Contract which is sufficient to elect at least a majority of its Board or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of such company or corporate entity).

“Trading Day” shall mean any Business Day on which the Common Stock is traded, or able to be traded, on the principal national securities exchange on which the Common Stock is listed or admitted to trading.

“Valuation Firm” shall have the meaning ascribed to it in Section 7(i).

Section 12.                                    Headings.  The headings of the paragraphs of this Certificate of Designations are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

Section 13.                                    Record Holders.  To the fullest extent permitted by applicable law, the Company may deem and treat the record holder of any share of the Series A Convertible Preferred Stock as the true and lawful owner thereof for all purposes, and the Company shall not be affected by any notice to the contrary.

Section 14.                                    Notices.  All notices or communications in respect of the Series A Convertible Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or By-laws or by applicable law or regulation.  Notwithstanding the foregoing, if the Series A Convertible Preferred Stock is issued in book-entry form through The Depository Trust Corporation or any similar facility, such notices may be given to the holders of the Series A Convertible Preferred Stock in any manner permitted by such facility.

Section 15.                                    Replacement Certificates.  The Company shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Company.  The Company shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Company of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Company.

Section 16.                                    Transfer Agent, Conversion Agent, Registrar and Paying Agent.  The duly appointed Transfer Agent, Conversion Agent, Registrar and Paying Agent for the Series A Convertible Preferred Stock shall be the Company.  The Company may, in its sole discretion, remove the Transfer Agent in accordance with the agreement between the Company and the Transfer Agent; provided that the Company shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal.  Upon any such removal or appointment, the Company shall send notice thereof by first-class mail, postage prepaid, to the holders of the Series A Convertible Preferred Stock.

Section 17.                                    Severability.  If any term of the Series A Convertible Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

Section 18.                                    Other Rights.  The shares of Series A Convertible Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law and regulation.

IN WITNESS WHEREOF, 21st Century Oncology Holdings, Inc. has caused this Certificate of Designations to be duly executed by its authorized corporate officer this 8th day of September, 2016.

21st CENTURY ONCOLOGY HOLDINGS, INC.

By:	/s/ LeAnne M. Stewart
Name:	LeAnne M. Stewart
Title:	Chief Financial Officer